    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1994
                                                     REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       GENERAL DATACOMM INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                          (STATE OR OTHER JURISDICTION
                       OF INCORPORATION OR ORGANIZATION)
                                   06-0853856
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                            ------------------------

                             1579 STRAITS TURNPIKE

                       MIDDLEBURY, CONNECTICUT 06762-1299
                                 (203) 574-1118
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                HOWARD S. MODLIN

                        WEISMAN, CELLER, SPETT & MODLIN
                                445 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 371-5400
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH A COPY TO:

                                 JOHN W. WHITE
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                                   PROPOSED
                                                  PROPOSED         MAXIMUM
                                                  MAXIMUM         AGGREGATE
TITLE OF EACH CLASS OF         AMOUNT TO BE    OFFERING PRICE      OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED      PER UNIT(1)        PRICE(1)     REGISTRATION FEE
- ------------------------------------------------------------------------------------------------
Common Stock, par value $.10
  per share.................    2,070,000         $30.125        $62,358,750       $21,503.02
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       GENERAL DATACOMM INDUSTRIES, INC.

     Cross-reference sheet furnished pursuant to Item 501(b) of Regulation S-K showing location in the Prospectus of information required by Items in Part I of Form S-3.

                   ITEM IN FORM S-3                        PROSPECTUS LOCATION/CAPTION
      ------------------------------------------  ---------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....  Facing Page of Registration Statement;
                                                  Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................  Inside Front Cover Page; Outside Back Cover
                                                  Page of Prospectus
  3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges........  Prospectus Summary; Investment
                                                  Considerations; Not Applicable
  4.  Use of Proceeds...........................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price...........  Underwriting
  6.  Dilution..................................  Not Applicable
  7.  Selling Security Holders..................  Not Applicable
  8.  Plan of Distribution......................  Underwriting
  9.  Description of Securities to be
      Registered................................  Description of Capital Stock
 10.  Interests of Named Experts and Counsel....  Legal Matters
 11.  Material Changes..........................  Management's Discussion and Analysis of
                                                  Results of Operations and Financial Condition
 12.  Incorporation of Certain Information by
      Reference.................................  Incorporation of Certain Documents by
                                                  Reference
 13.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................  Not Applicable

  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION
                                OCTOBER 28, 1994

PROSPECTUS

                                                                          [LOGO]

1,800,000 SHARES

GENERAL DATACOMM INDUSTRIES, INC.

COMMON STOCK
($.10 PAR VALUE)

All the shares of Common Stock, par value $.10 per share (the "Common Stock"), offered hereby are being sold by General DataComm Industries, Inc. ("GDC" or the "Company"). The Common Stock is listed on the New York Stock Exchange under the symbol "GDC". On October 27, 1994, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, was $33.125 per share. See "Price Range of Common Stock and Dividend Policy".

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS DISCUSSED UNDER THE CAPTION "INVESTMENT CONSIDERATIONS".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                            PRICE TO            UNDERWRITING       PROCEEDS TO
                                             PUBLIC               DISCOUNT          COMPANY(1)
Per Share............................  $                     $                     $
Total(2).............................  $                     $                     $

- --------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company, estimated to be $      .

(2) The Company has granted the Underwriters a 30-day option to purchase up to 270,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $      , $      and
    $      , respectively. See "Underwriting".

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of certificates for the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or
about             , 1994.
SALOMON BROTHERS INC                             SOUNDVIEW FINANCIAL GROUP, INC.
The date of this Prospectus is             , 1994.

 [Diagram on this page, titled "ATM MARKET SEGMENTS",illustrates the four ATM market segments described in "Business--ATM Market".]




IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS IN THE COMMON STOCK MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates by writing the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company can be inspected at such Exchange's office located at 20 Broad Street, New York, New York 10005.

     This Prospectus forms a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-8086), are hereby incorporated by reference in and made a part of this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993, as amended by Form 10-K/A filed January 7, 1994.

          (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1993, March 31, 1994 and June 30, 1994.

          (3) The Company's Current Report on Form 8-K filed June 14, 1994.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon the written or oral request of any such person, a copy of any of or all the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to Tom Shea, Director of Strategic Planning, General DataComm Industries, Inc., 1579 Straits Turnpike, Middlebury, Connecticut 06762-1299, telephone number (203) 574-1118.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     GDC is a leading worldwide provider of wide area networking and telecommunications products. The Company designs, assembles, markets, installs and maintains products and services that enable telecommunications common carriers, corporations and governments to build, upgrade and better manage their global telecommunications networks. Products include multiplexers and internetworking equipment, digital data sets, analog modems, Asynchronous Transfer Mode ("ATM") cell switches, network management systems and comprehensive support services.

     GDC's customer base includes: Local Exchange Carriers including all seven Regional Bell Operating Companies, Bell Canada and GTE; Competitive Access Providers including MFS Datanet; Interexchange Carriers including AT&T, MCI and Sprint; corporate end users such as American Airlines, Citicorp, EDS, Harris, Hitachi and Hongkong & Shanghai Bank; and government entities including the British Ministry of Defence, the French Ministry of State, NASA, the U.S. State Department and many state and local governments.

     To meet the growing market demand for higher speed communications services, the Company has added ATM solutions to its more traditional product offerings. In doing so, the Company believes it has enhanced its position as a leading supplier of integrated wide area networking and telecommunications products. The Company's strategy is based upon:

     CAPITALIZING ON ATM TECHNOLOGY. The Company believes it has a leading position in the ATM switch market. The following entities have deployed, or announced their intention to deploy, GDC's ATM cell switches in their proposed ATM networks: Ameritech, Bell Canada, MCI, MFS Datanet, Telecom Finland and Australia's Defence, Science and Technology Organisation. As of September 30, 1994, GDC, along with Netcomm Limited, had shipped 238 ATM switches to a variety of customers in 15 countries (76 for customer trial and 162 sold). The Company also believes that growing market awareness of its ATM technology has increased customer exposure to GDC's other products.

     PROVIDING COST-EFFECTIVE FLEXIBLE PRODUCT SOLUTIONS. The Company's product families are designed with architectures that scale to most network sizes and cost requirements. Customers can select the products that are most appropriate for their needs and migrate to higher capacity products over time.

     IMPROVING PERFORMANCE OF CUSTOMER NETWORKS. The Company's products are designed to improve network efficiency by increasing transmission speed, compressing and consolidating voice and data communication and providing dynamic bandwidth allocation.

     LEVERAGING GLOBAL CUSTOMER BASE, DISTRIBUTION AND SUPPORT. The Company has a worldwide customer base of corporate and government users and telecommunications carriers. With a sales and marketing organization of 471 employees, the Company has global distribution capabilities in nearly 60 countries around the world. GDC's ability to provide international customer service and support is critical to customers that run mission-critical applications over their networks.

                                  THE OFFERING

Common Stock Offered(1)........................  1,800,000 shares
Common Stock Outstanding(2):
     Before the Offering.......................  17,965,659 shares
     After the Offering........................  19,765,659 shares
Use of Proceeds................................  For reduction of indebtedness, working capital and general corporate purposes,
                                                 including potential acquisitions. See "Use
                                                 of Proceeds".
NYSE Symbol....................................  GDC

- ---------------
(1) Excluding 270,000 shares subject to the Underwriters' over-allotment option.

(2) As of October 25, 1994. Including 2,255,080 shares of Class B Stock convertible into Common Stock on a share-for-share basis at any time (see "Description of Capital Stock"), but excluding 2,493,642 shares of Common Stock issuable upon the exercise of options or warrants. See
    "Capitalization".

                           INVESTMENT CONSIDERATIONS

     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS DISCUSSED UNDER THE CAPTION "INVESTMENT CONSIDERATIONS".

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (Dollars in thousands, except per share amounts)

                                                         FISCAL YEARS ENDED SEPTEMBER 30,
                                                      --------------------------------------
                                                        1992         1993         1994(1)
                                                      --------     --------     ------------
                                                                                (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
     Revenues.......................................  $197,858     $211,847        $ 210,990
     Gross profit...................................    90,248      101,442          100,658
     Operating income...............................     5,549        8,997              661
     Income (loss) before cumulative effect of
       accounting changes...........................     2,643        6,116           (1,895)(2)
     Net income (loss)..............................  $  2,643     $  6,116        $  (2,328)(3)
     Earnings (loss) per share:
       Before cumulative effect of accounting
          changes...................................      0.17         0.36            (0.11)(2)
       Net..........................................  $   0.17     $   0.36        $   (0.14)(3)

                                                                  AT SEPTEMBER 30, 1994(1)
                                                               -------------------------------
                                                                                     AS
                                                                 ACTUAL          ADJUSTED(4)
                                                               -----------     ---------------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
     Cash and cash equivalents...............................   $   2,939
     Working capital.........................................      56,413
     Total assets............................................     180,264
     Long-term debt, including current portion...............      47,356
     Stockholders' equity....................................      84,487

- ---------------
(1) In November 1993, the Company acquired Netcomm Limited ("Netcomm") and, accordingly, Netcomm's results of operations were included in the Company's consolidated financial data beginning at that time.

(2) Loss before cumulative effect of accounting changes and net loss for the year ended September 30, 1994, include an income tax benefit of $1,700, or $0.10 per share, resulting from the resolution of a foreign tax issue.

(3) Net loss for the year ended September 30, 1994, includes after tax charges of $(433), or $(0.03) per share, as a result of the adoption of Statements of Financial Accounting Standards Nos. 106 and 112 relating to post-retirement and post-employment benefits, respectively.

(4) As adjusted for the issuance and sale of the Common Stock offered hereby. See "Capitalization".

                           INVESTMENT CONSIDERATIONS

FUTURE SALES DEPENDENT ON SHIFT IN PRODUCT MIX

     The Company's product mix is shifting from its traditional analog product line to high-speed digital data sets, multiplexer and internetworking products and ATM cell switches. The ability of the Company to maintain or increase revenues during the next several years may be dependent upon sales of its ATM cell switches. For fiscal 1994, analog product sales accounted for approximately 20% of net product sales, while revenues from ATM switches accounted for less than 7% of net product sales. ATM cell switches were first shipped in fiscal 1994 and a substantial portion of those were for testing and evaluation by customers in their developing ATM-based networks.

     Sales of the Company's analog products decreased from approximately $44 million in fiscal 1993 to approximately $34 million in fiscal 1994. The markets for the Company's traditional analog products are mature and generally declining and have correspondingly decreasing prices. Although GDC believes that its new V.F 28.8 modem family introduced in fiscal 1994 will help to offset anticipated future decreases in the sales of the Company's other analog products, the overall market for analog products is expected to continue to decline. There can be no assurance that the V.F 28.8 modem family will achieve broad market acceptance.

     In addition, the Company believes that the availability of its ATM switches could provide the Company with better access to customers in selling its other products and that the market penetration of these other products could increase as its ATM products are sold. However, since the ATM market is in its infancy and the Company may not be successful in developing, marketing and deploying its ATM cell switches, there can be no assurance that sales of its other products will benefit from any ATM-related business. In fiscal 1994, revenues from these other products (excluding analog and ATM products) were approximately 73% of net product sales. See "-- Infancy of ATM Market and ATM Products".

INFANCY OF ATM MARKET AND ATM PRODUCTS

     There can be no assurance that markets for ATM-based products, including ATM cell switches, will develop or, that if they do, that they will develop in the near future or that the Company's ATM products will be acceptable to these markets.

     Although many network equipment suppliers have introduced or announced plans to introduce ATM-based products, the ATM market is still in its infancy. Only a very limited number of ATM-based networks currently are deployed and there can be no guarantees that ATM networks will be broadly deployed. Moreover, even if ATM technology is deployed, the timing and extent of any such deployment cannot be predicted. Certain other large-scale telecommunications technology "breakthroughs", such as Frame Relay or ISDN, have often taken longer to be deployed than originally anticipated and have not always been deployed as broadly as originally anticipated.

     Even if there is general market acceptance of ATM technology, the Company's ATM cell switches may not be accepted. Although a number of telecommunications carriers and corporations are testing and implementing the Company's ATM switches, these entities are not obligated to continue to purchase any of GDC's switches. Moreover, there already is intense competition among ATM switch manufacturers and the ATM market will be subject to both rapid advances in technology and greater demand for more flexible, cost-effective solutions. In addition, the success of the Company's ATM switching technology is dependent on the adequacy of the Company's manufacturing and support services capability. See "-- Competition", "-- Rapid Technology Changes" and "-- Manufacturing and Support Services Capability".

COMPETITION

     Each of the segments of the telecommunications and networking industries is intensely competitive. Many of GDC's current and prospective competitors have greater name recognition, a larger installed base of networking products, more extensive engineering, manufacturing, marketing, distribution and support capabilities and greater financial, technological and personnel resources.

     Many of the participants in the networking industry, including, among others, ADC Telecommunications, Bay Networks, Cascade Communications, Cisco, ECI Telecom, FORE Systems, Lightstream, Newbridge Networks and StrataCom, and certain participants in the computer industry, including, among others, DEC and IBM, have introduced, or have announced their intention to develop, ATM networking products. Other companies are expected to follow. In addition, traditional suppliers of central office switching equipment, such as Alcatel, AT&T Network Systems, Fujitsu, Hitachi, LM Ericsson, Northern Telecom and Siemens, are expected to offer ATM-based switches for central offices. Companies may also develop alternative network solutions to ATM. Even though certain of these ATM competitors currently offer or plan to offer ATM products in markets in which the Company does not plan to compete, it is possible that such competitors will develop ATM technology that does compete with the Company's products. This competition could result in the same intense price competition that is present in the broader networking market.

RAPID TECHNOLOGY CHANGES

     The markets for the Company's products are characterized by rapid technological development, evolving industry standards, emerging network architectures and frequent new product introductions. Rapid technological development substantially shortens product life cycles and may lead to technological obsolescence. The Company's success will depend, in part, upon its ability to influence the development of industry standards, to enhance and expand existing products and to select, develop, manufacture and market, in a timely, cost-effective manner, new products that achieve market acceptance. However, announcements of product enhancements or new product offerings may cause customers to defer purchasing existing GDC products.

     In the ATM market, the development of comprehensive industry standards is evolving. The Company believes that its ability to compete successfully in the ATM market also is dependent upon the compatibility and interoperability of its products with products and architectures of other vendors. Alternative networking solutions developed by others could render ATM networking technology and the Company's products noncompetitive or obsolete. The Company currently anticipates adding various features to its ATM cell switches during the 1995 calendar year, but there can be no assurances that GDC will be able to effect such product enhancements or that it will be able to do so on a timely and cost-effective basis. In the past, the Company has on occasion experienced delays in its introductions of product enhancements and new products.

MANUFACTURING AND SUPPORT SERVICES CAPABILITY

     Any delay or interruption in the manufacturing or customer service and support of GDC products could adversely affect market acceptance of the Company's products. As only a limited number of the Company's ATM switches have been delivered to customers, software errors, functional limitations and manufacturing problems may arise, especially as the Company's customers expand or redefine their proposed networks. If such issues are not resolved in a timely and adequate manner upon occurrence, customer acceptance of GDC's ATM switches may be adversely affected.

RELIANCE ON KEY COMPONENTS

     The Company's products use certain components, such as microprocessors, memory chips and pre-formed enclosures, that are acquired or available from one or a limited number of sources. The Company has generally been able to procure adequate supplies of these components in a timely manner from existing sources. The Company's inability to obtain a sufficient quantity of these components as required, or to develop alternative sources at acceptable prices and within a reasonable time, could result in delays or reductions in product shipment which could materially affect the Company's operating results in any given period.

QUARTERLY EARNINGS FLUCTUATIONS

     The Company's quarterly operating results may vary significantly depending on various factors, some of which are not within the control of the Company. Additionally, as is the case with many high technology companies, a significant portion of the Company's shipments typically occurs in the last few weeks of a quarter. As a result, the Company's revenues may shift from one quarter to the next, having a significant effect on reported results. See "-- Volatility of Stock Price".

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon the retention and attraction of executive officers and key management employees and technical personnel.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock, thus making it less likely that a shareholder will receive a premium in any sale of shares. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. Moreover, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, making it more difficult for a third party to gain control of GDC's Board. In addition, the holders of the Company's Class B Stock have, under certain circumstances, greater voting power in the election of directors. See "Description of Capital Stock".

VOLATILITY OF STOCK PRICE

     The trading price of the Common Stock has fluctuated widely in response to quarter-to-quarter operating results, industry conditions, awards of orders to the Company or its competitors, new product or product development announcements by the Company or its competitors and changes in earnings estimates by analysts. Any shortfall in revenue or earnings from expected levels could have an immediate and significant adverse effect on the trading price of the Company's Common Stock in any given period. In addition, the volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stocks of high technology companies independent of their individual operating results. See "Price Range of Common Stock and Dividend Policy".

                                USE OF PROCEEDS

     The net proceeds from the issuance and sale of the 1,800,000 shares of
Common Stock offered hereby will be approximately $     million (approximately
$     million if the Underwriters' over-allotment option is exercised in full).
A minimum of $11.2 million of the net proceeds will be applied to the reduction of the Company's outstanding revolving credit facility which bears interest at 0.75% over the prime rate (although alternative rates based on LIBOR are available) and matures on November 30, 1996. The remaining net proceeds may be used to further reduce the Company's outstanding indebtedness or for working capital or other general corporate purposes, including expenditures related to the development and expansion of the Company's ATM products and potential acquisitions. The Company at this time has no understandings or commitments to make any acquisitions and there can be no assurances that any acquisitions will be made. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business -- Acquisition Strategy".

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the New York Stock Exchange under the symbol "GDC". The following table sets forth the high and low closing sales prices of the Common Stock for the periods indicated, as reported on the New York Stock Exchange Composite Transactions Tape.

                                                                      HIGH     LOW
                                                                      ----     ----
        FISCAL YEAR 1993:
             First Quarter..........................................  $6 3/8  $3 3/8
             Second Quarter.........................................  11 1/4   6 1/2
             Third Quarter..........................................  15 3/4   8 1/2
             Fourth Quarter.........................................  14 1/2   8 5/8
        FISCAL YEAR 1994:
             First Quarter.......................................... $11 3/4  $8 3/4
             Second Quarter.........................................  17 5/8   8 1/2
             Third Quarter..........................................  16 3/8  10 7/8
             Fourth Quarter.........................................  29 5/8  15 3/8

     On October 27, 1994, the last reported sales price for the Common Stock on the New York Stock Exchange Composite Transactions Tape was $33.125 per share. As of October 25, 1994, there were 17,965,659 shares of Common Stock and Class B Stock outstanding.

     The Company has never declared or paid any cash dividends on its capital stock. The Company's present policy is to retain earnings to finance operations, and no change in that policy is expected. In addition, the terms of the Company's revolving credit and term loan agreement prohibit the Company from paying cash dividends on its capital stock. As a result, it is not anticipated that cash dividends will be paid in the foreseeable future.

                                 CAPITALIZATION
                             (Dollars in thousands)

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1994, and as adjusted to give effect to the sale by the Company of the 1,800,000 shares of Common Stock offered hereby (assuming no exercise of the over-allotment option granted to the Underwriters). This information should be read in conjunction with Selected Consolidated Financial Data.

                                                                       AT SEPTEMBER 30, 1994
                                                                     -------------------------
                                                                                        AS
                                                                       ACTUAL        ADJUSTED
                                                                     -----------     ---------
                                                                     (UNAUDITED)
Long-term debt(1):
     Revolving credit loan -- prime plus  3/4%(2)..................    $ 16,200
     Note payable -- prime plus 1 1/4%(2)..........................       6,625
     Other notes payable(3)........................................       7,250
     Mortgage payable -- LIBOR plus 2%.............................      11,025
     Other.........................................................       1,018
                                                                     -----------     ---------
          Total long-term debt.....................................      42,118
                                                                     -----------     ---------
Stockholders' equity:
     Preferred Stock, $1.00 par value; 3,000,000 shares authorized;
      no shares issued and outstanding.............................          --
     Common Stock, $.10 par value; 35,000,000 shares authorized;
      16,461,959 shares issued and outstanding; and 18,261,959
      shares as adjusted(4)........................................       1,646
     Class B Stock, $.10 par value; 35,000,000 shares authorized;
       2,271,780 shares issued and outstanding(5)..................         227
     Capital in excess of par value................................      68,027
     Earnings reinvested...........................................      21,477
     Cumulative foreign currency translation adjustment............        (901)
       Less: 841,773 treasury shares at cost.......................      (5,989)
                                                                     -----------     ---------
          Total stockholders' equity...............................      84,487
                                                                     -----------     ---------
            Total capitalization...................................    $126,605
                                                                     ==========      ==========

- ---------------
(1) Excluding current portion ($5,238) of long-term debt.

(2) Alternate interest rates based on LIBOR are available.

(3) Various fixed and variable interest rates.

(4) Excluding 2,567,335 shares of Common Stock issuable upon exercise of stock options and warrants granted or outstanding at September 30, 1994, at option prices ranging from $2.00 to $19.94 per share.

(5) Class B Stock has, under certain circumstances, greater voting power in the election of directors. See "Description of Capital Stock".

                      SELECTED CONSOLIDATED FINANCIAL DATA

                (Dollars in thousands, except per share amounts)

     The following table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the consolidated financial statements (and notes thereto) and other financial information incorporated by reference in this Prospectus. The selected consolidated statements of operations data for the years ended September 30, 1992 and 1993, and the selected consolidated balance sheet data at September 30, 1993, are derived from, qualified by reference to and should be read in conjunction with, the related consolidated financial statements (and notes thereto), audited by Coopers & Lybrand, a copy of which is included in the Company's Annual Report on Form 10-K for the year ended September 30, 1993. The selected consolidated statements of operations data for the year ended September 30, 1994, and the selected consolidated balance sheet data at September 30, 1994, have been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of the Company, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the operating results and financial condition for such period.

                                                                             FISCAL YEARS ENDED SEPTEMBER 30,
                                                                          ---------------------------------------
                                                                            1992          1993          1994(1)
                                                                          --------      --------      -----------
                                                                                                      (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Net product sales....................................................   $158,768      $171,468       $ 169,958
  Service revenue......................................................     31,679        32,855          34,245
  Lease revenue........................................................      7,411         7,524           6,787
                                                                          --------      --------      -----------
                                                                           197,858       211,847         210,990
Costs and expenses:
  Cost of product sales................................................     77,051        78,622          76,854
  Amortization of capitalized software development costs...............      7,166         8,300           9,735
  Cost of services.....................................................     22,441        22,493          22,861
  Cost of lease revenue................................................        952           990             882
  Selling, general and administrative..................................     68,789        73,166          79,921
  Research and product development.....................................     15,910        19,279          20,076
                                                                          --------      --------      -----------
                                                                           192,309       202,850         210,329
Operating income.......................................................      5,549         8,997             661
Other income (expense):
  Interest.............................................................     (2,692)       (1,982)         (3,780)
  Other, net...........................................................        340           126             249
                                                                          --------      --------      -----------
                                                                            (2,352)       (1,856)         (3,531)
Income (loss) before income taxes and cumulative effect of accounting
  changes..............................................................      3,197         7,141          (2,870)
Income tax provision (benefit).........................................        554         1,025            (975)(2)
                                                                          --------      --------      -----------
Income (loss) before cumulative effect of accounting changes...........      2,643         6,116          (1,895)
Cumulative effect of accounting changes................................         --            --            (433)(3)
                                                                          --------      --------      -----------
Net income (loss)......................................................   $  2,643      $  6,116       $  (2,328)
                                                                          =========     =========     ===========
Earnings (loss) per share:
  Income (loss) before cumulative effect of accounting change..........   $   0.17      $   0.36       $   (0.11)(2)
  Cumulative effect of accounting changes..............................         --            --           (0.03)(3)
                                                                          --------      --------      -----------
                                                                          $   0.17      $   0.36       $   (0.14)
                                                                          =========     =========     ===========

                                                                                          AT SEPTEMBER 30,
                                                                                      -------------------------
                                                                                        1993          1994(1)
                                                                                      --------      -----------
                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..........................................................   $  2,594       $   2,939
Receivables........................................................................     35,654          49,581
Inventories........................................................................     34,522          42,162
Total assets.......................................................................    141,676         180,264
Long-term debt, including current portion..........................................     31,891          47,356
Stockholders' equity...............................................................     67,028          84,487

- ---------------
(1) In November 1993, the Company acquired Netcomm and, accordingly, Netcomm's results of operations were included in the Company's consolidated financial data beginning at that time.

(2) Includes an income tax benefit of $1,700, or $0.10 per share, resulting from the resolution of a foreign tax issue.

(3) Represents after-tax charges of $(433), or $(0.03) per share, as a result of the adoption of Statements of Financial Accounting Standards Nos. 106 and 112 relating to post-retirement and post-employment benefits, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     Although revenues were essentially unchanged in fiscal 1994 when compared to fiscal 1993, there were significant differences in both the revenue trends within the years and in the types of products sold in each year. Revenues declined 4.9% in the fiscal 1993 second half compared to the first half, whereas fiscal 1994 second half revenues exceeded the first half by 19.6%. The Company's fiscal 1994 fourth quarter revenues were the highest in its history. The upward trend in the second half was driven by demand for the Company's ATM and digital transmission products, offset in part by a continuing decline in demand for the Company's traditional analog products.

     The Company has made incremental investments in research and development, marketing, production engineering and inventories (including ATM trial units) in preparation for the roll-out of its ATM products. The Company also continues to expand its international sales operations. As a result, operating expenses grew by $7.6 million to 47.4% of fiscal 1994 revenues compared to 43.6% of fiscal 1993 revenues and contributed to the losses in the first three quarters of fiscal 1994.

     Net income in the fiscal 1994 fourth quarter of $1.3 million, or $0.07 per share, reduced the net loss for the fiscal 1994 year to $(2.3 million), or $(0.14) per share, compared to net income of $6.1 million, or $0.36 per share, in fiscal 1993. The fiscal 1994 net loss included: (i) after tax charges of $(433,000), or $(0.03) per share, as a result of adopting Statements of Financial Accounting Standards Nos. 106 and 112 relating to post-retirement and post-employment benefits, respectively, and (ii) an income tax benefit of $1.7 million, or $0.10 per share, resulting from the resolution of a foreign tax issue.

     In November 1993, the Company acquired Netcomm Limited ("Netcomm"), a developer of ATM technology, and, accordingly, Netcomm's results of operations were included in the Company's financial data beginning at that time. Netcomm has been renamed General DataComm Advanced Research Centre and its charter is to develop next-generation ATM products.

     In the third quarter of fiscal 1994 the Company raised $14.6 million, after expenses, through a private offering of 1,250,000 shares of Common Stock.

RESULTS OF OPERATIONS

     The following table sets forth unaudited consolidated quarterly financial data (dollars in thousands, except per share data):

                             FISCAL YEAR ENDED SEPTEMBER 30, 1993     FISCAL YEAR ENDED SEPTEMBER 30, 1994
                             -------------------------------------    -------------------------------------
                              FIRST    SECOND     THIRD    FOURTH      FIRST    SECOND     THIRD    FOURTH
                             QUARTER   QUARTER   QUARTER   QUARTER    QUARTER   QUARTER   QUARTER   QUARTER
                             -------   -------   -------   -------    -------   -------   -------   -------
Revenues...................  $54,272   $54,295   $51,267   $52,013    $48,050   $48,032   $54,903   $60,005
Gross profit...............   25,216    25,606    25,076    25,544     22,806    22,802    25,563    29,487
Operating income (loss)....    2,313     2,724     1,953     2,007       (851)   (1,602)      575     2,539
Net income (loss)..........  $ 1,551   $ 1,918   $ 1,283   $ 1,364    $(2,309)  $  (810)  $  (502)  $ 1,293
                             =======   =======   =======   =======    =======   =======   =======   =======
Earnings (loss) per
  share....................  $  0.10   $  0.11   $  0.07   $  0.08    $ (0.14)  $ (0.05)  $ (0.03)  $  0.07
                             =======   =======   =======   =======    =======   =======   =======   =======

     The following table sets forth unaudited consolidated financial data stated as a percentage of total revenues:

                                                                                    FISCAL YEARS ENDED
                                                                                      SEPTEMBER 30,
                                                                               ----------------------------
                                                                                1992       1993       1994
                                                                               ------     ------     ------
Revenues:
  Net product sales..........................................................    80.2%      80.9%      80.6%
  Service revenue............................................................    16.0       15.5       16.2
  Leasing revenue............................................................     3.8        3.6        3.2
                                                                               ------     ------     ------
                                                                                100.0      100.0      100.0
Costs and expenses:
  Cost of revenues...........................................................    50.8       48.2       47.7
  Amortization of capitalized software development costs.....................     3.6        3.9        4.6
  Selling, general and administrative........................................    34.8       34.6       37.9
  Research and product development...........................................     8.0        9.1        9.5
                                                                               ------     ------     ------
Operating income.............................................................     2.8        4.2        0.3
                                                                               ------     ------     ------
Net income (loss)............................................................     1.3%       2.9%     (1.1)%
                                                                                =====      =====      =====

1994 Compared with 1993

     Revenues for fiscal 1994 were slightly lower (0.4%) than in fiscal 1993. However, fiscal 1994 fourth quarter revenues rose $8.0 million, or 15.4%, over the fourth quarter of fiscal 1993. Growth markets in the fiscal 1994 fourth quarter included both the domestic carriers and many international areas. New products, such as ATM cell switches, V.F 28.8 modems and additions to digital data set and multiplexer product lines, sold higher volumes compared to the prior quarters of fiscal 1994, offset in part by a reduction in traditional analog modem shipments. For the 1994 fiscal year, net product sales were down $1.5 million, or 0.1%, service revenue was up $1.4 million, or 4.2%, and leasing revenue was down $737,000, or 9.8%.

     Gross margin (which includes amortization of capitalized software development costs) declined slightly (0.2%) to 47.7% in fiscal 1994 from 47.9% in fiscal 1993. Amortization of capitalized software development costs charged to cost of product sales increased to $9.7 million in fiscal 1994 from $8.3 million in fiscal 1993 and had the effect of reducing gross margin by 0.5%. High technology products in particular are subject to sales price pressures as competition grows. The Company works to offset these effects by negotiating lower material component prices, improving manufacturing cost and efficiencies and introducing new generation products.

     Selling, general and administrative expenses increased $6.8 million, or 9.2%, in fiscal 1994 principally due to strategic investments made in ATM marketing operations and in international selling organizations. Since there was no corresponding growth in revenues until the second half of the 1994 fiscal year, selling, general and administrative expenses rose to 37.9% of revenues from 34.6% in fiscal 1993.

     Research and product development spending, before consideration of capitalized software development costs, increased to $33.2 million, or 15.7% of revenues, from $29.8 million, or 14.1% of revenues, in fiscal 1993. This increase, 11.3% year-over-year, reflects the acquisition of Netcomm and its subsequent conversion to a dedicated ATM research facility, the start-up of a new ATM product development facility in Quebec, Canada and the strategic repositioning of the domestic product development organization. The increase in capitalized software development costs to $13.1 million, or 39.5% of total spending, in fiscal 1994, from $10.6 million, or 35.4% of total spending, in fiscal 1993, is directly related to the increasing software content within the Company's products.

     Interest expense in fiscal 1994 increased $1.8 million, nearly double the fiscal 1993 level. The Company purchased and concurrently mortgaged two of its principal facilities in September 1993, adding

$630,000 to interest expense, which was offset by lower rent expense. Also, the higher interest levels reflected, among other things, an increase in borrowing levels attributable to the acquisition cost of Netcomm in November 1993, the related investments made to support the ATM product line and investments in international sales organizations.

     The fiscal 1994 income tax benefit of $975,000 is comprised of a $1.7 million favorable resolution of a foreign tax issue offset by $725,000 in provisions for state and foreign income taxes. The Company has significant net operating loss carryforwards (approximately $35 million at September 30, 1994) available to offset future federal income taxes. These net operating losses begin to expire in the year 2002.

1993 Compared with 1992

     Revenues for fiscal 1993 rose $14.0 million, or 7.1%, over fiscal 1992. The increase in net product sales of $12.7 million was principally due to improvements in sales into domestic markets while foreign sales results were mixed. Service revenue increased 3.7%, or $1.2 million, while leasing revenue remained constant on a year-to-year basis.

     Gross margin rose to 47.9% in fiscal 1993 from 45.6% in fiscal 1992. Product margins increased 2.3% from 47.0% to 49.3%, mainly attributable to higher volumes and improvements in manufacturing productivity. Amortization of capitalized software development costs charged to cost of product sales increased to $8.3 million in fiscal 1993 from $7.2 million in fiscal 1992. Excluding the impact of this amortization, product margins rose to 54.1% in fiscal 1993 from 51.5% in fiscal 1992.

     Selling, general and administrative expenses increased $4.4 million, or 6.4%, in fiscal 1993 from fiscal 1992. The higher spending levels reflected the impact of headcount additions in the international and domestic sales forces, regular salary increases, higher commissions and increased costs associated with the launch of new products.

     Research and product development expenditures increased $4.6 million to 14.1% of revenue in fiscal 1993 due to increased investments in new product development and enhancements. As a result, the capitalization of software development costs rose from $9.3 million in fiscal 1992 to $10.6 million in fiscal 1993. On a net basis, research and development expense increased $3.4 million, or 21.2%, in fiscal 1993 from the prior fiscal year.

     Interest expense declined 26.4% from $2.7 million in fiscal 1992 to $2.0 million in fiscal 1993 mostly due to the lower levels of borrowings during the fiscal year. Foreign currency exchange gains of $54,000 and $122,000 were reported in other income in fiscal 1993 and 1992, respectively.

     The Company provided $1.0 million and $554,000 in fiscal 1993 and 1992, respectively, for federal, state and foreign income taxes, with the increase principally attributable to higher taxable income in foreign operations.

FINANCIAL CONDITION AND LIQUIDITY

     The Company's cash and cash equivalents were $2.9 million at September 30, 1994, compared to $2.6 million at September 30, 1993.

     Non-debt working capital, excluding cash and cash equivalents, increased $19.6 million in fiscal 1994 to $58.7 million at September 30, 1994. This increase resulted primarily from increases in current receivables and inventories, which were partially offset by increases in accounts payable and accrued liabilities and deferred income on maintenance contracts. Current receivables increased $13.9 million in fiscal 1994 to $49.6 million at September 30, 1994, due in part to the revenue growth in the fourth quarter. Inventory grew $7.6 million to $42.2 million in anticipation of increasing shipments of ATM and other new products.

     Investing activities during fiscal year 1994 included net additions to property, plant and equipment of $11.3 million, additions to capitalized software development costs of $13.1 million and costs of $5.9 million associated with the Netcomm acquisition. Any future product growth will increase capital requirements for manufacturing and development equipment. As a result, the Company anticipates that fiscal 1995 capital requirements should equal or exceed 1994 capital expenditures.

     Financing activities during the year ended September 30, 1994, added $34.2 million in cash, representing $16.5 million from long-term borrowings, $3.1 million from the issuance of Common Stock pursuant to employee stock programs and net proceeds of $14.6 million in conjunction with a private placement of 1,250,000 shares of Common Stock in the fiscal 1994 third quarter.

     In November 1993, the Company entered into an amended revolving credit agreement expiring on November 30, 1996, that provides for borrowings of up to $25.0 million, reduced by the value of outstanding letters of credit issued by the lenders on behalf of the Company up to $2.5 million. Interest is charged at 0.75% over the prime rate or, at the Company's option, at 2.625% over selected LIBOR terms. The agreement imposes various financial covenants, requires that most assets of GDC be pledged as collateral and limits the permitted amount of borrowing through an asset-based formula. The loan balance outstanding at September 30, 1994, was $16.2 million. In June 1994, this agreement was further amended to provide an $8.0 million term loan ($7.5 million outstanding at September 30, 1994), the proceeds of which the Company used to reduce in full other maturing indebtedness.

     In September 1993, the Company purchased its corporate headquarters and manufacturing facilities and concurrently entered into mortgages to partially finance these purchases. The mortgage balances outstanding at September 30, 1994, totaled $11.4 million. Interest is charged at LIBOR (90-day) plus 2%, principal payments are $100,000 per quarter and the mortgages mature in the year 2003.

     Notes payable and capitalized lease obligations, both used to finance capital equipment purchases, totaled $11.8 million at September 30, 1994, and have five-year maturities.

     The Company believes that its existing cash balances and future cash flow from operations, combined with available funds under its revolving credit facility and the proceeds from the offering contemplated hereby, will be adequate to support the Company's growth for the foreseeable future.

                                    BUSINESS

OVERVIEW

     GDC is a leading worldwide provider of wide area networking and telecommunications products. The Company designs, assembles, markets, installs and maintains products and services that enable telecommunications common carriers, corporations and governments to build, upgrade and better manage their global telecommunications networks. Products include multiplexers, internetworking equipment, digital data sets, analog modems, Asynchronous Transfer Mode ("ATM") cell switches, network management systems and comprehensive support services. The Company sells and leases its products through its own worldwide sales and service organizations, as well as through local distributors and value-added resellers.

     GDC's customer base includes: Local Exchange Carriers including all seven Regional Bell Operating Companies, Bell Canada and GTE; Competitive Access Providers including MFS Datanet; Interexchange Carriers including AT&T, MCI and Sprint; corporate end users such as American Airlines, Citicorp, EDS, Harris, Hitachi and Hongkong & Shanghai Bank; and government entities including the British Ministry of Defence, the French Ministry of State, NASA, the U.S. State Department and many state and local governments.

     The Company's executive offices are located at 1579 Straits Turnpike, Middlebury, Connecticut 06762-1299 and its telephone number is (203) 574-1118.

STRATEGY

     The Company's broad product line provides integrated networking solutions used to construct global data, voice and video communications networks. The Company's core product line of multiplexers and internetworking equipment, digital data sets and analog modems has historically combined advanced wide area networking technology with analog and digital transmission capabilities. During the last several years the Company has emphasized its digital product offerings over its analog products as telephone companies upgrade their transmission facilities and offer new digital services at substantially lower rates.

     In the early 1990s, the Company identified ATM technology as the preferred solution for addressing problems caused by the increasing limitations of conventional Local Area Network ("LAN") and Wide Area Network ("WAN") technologies. ATM provides a dramatic increase in capacity throughout networks, carrying both LAN and WAN traffic faster than conventional networking technologies. ATM also enables the transmission of voice, video and high-speed data traffic on a single communications line. After reviewing various strategic alternatives for entering the ATM market, the Company entered into a distribution and technology transfer agreement with Netcomm in December 1992. The Company subsequently acquired Netcomm in 1993.

     By offering ATM solutions to its customers, the Company believes it has enhanced its position as a leading supplier of wide area networking and telecommunications products. The Company's strategy of providing integrated networking solutions to its customers is based upon the following:

     Capitalizing on ATM Technology. The Company believes it has a leading position in the ATM switch market. The following entities have deployed, or announced their intention to deploy, GDC's ATM cell switches in their proposed ATM networks: Ameritech, Bell Canada, MCI, MFS Datanet, Telecom Finland and Australia's Defence, Science and Technology Organisation. As of September 30, 1994, GDC, including NetComm, had shipped 238 ATM switches to a variety of customers in 15 countries (76 for customer trial and 162 sold). The Company also believes that growing market awareness of its ATM switch technology has increased customer exposure to GDC's other products.

     Providing Cost-Effective Flexible Product Solutions. The Company's product families are designed with architectures that scale to most network sizes and cost requirements. Customers can select the products that are most appropriate for their needs and migrate to higher capacity products over time. GDC's common software modules across product families allow the end user to utilize a single network management system, which provides value-added capabilities such as extensive alarm reporting, diagnostics and advanced service restoral options for each circuit in the network.

     Improving Performance of Customer Networks. The Company's products are designed to improve network efficiency by increasing transmission speed, compressing and consolidating voice and data communication and providing dynamic bandwidth allocation.

     Leveraging Global Customer Base, Distribution and Support. The Company has a worldwide customer base of corporate and government users and telecommunications carriers. The Company has global distribution capabilities and products installed in nearly 60 countries around the world. GDC's ability to provide international customer service and support is critical to customers that run mission-critical applications over their networks.

ATM MARKET

     Background. Improvements in microprocessor technology over the past several years have significantly changed the way users design and build communications networks. Corporations are migrating away from mainframe centric computer networks and moving to client/server architectures in which increasing processing power is located on the desktop. Personal computers ("PCs") and workstations are connected together to form LANs, and large corporations today may have up to several hundred LANs within their enterprise. LANs typically use shared medium technologies like Ethernet, Token Ring and Fiber Distributed Data Interface. These LAN technologies require that all users contend for the available bandwidth and consequently, as the number of users increases, throughput decreases. In addition, users find that shared medium LANs cannot provide the bandwidth necessary to support today's powerful PCs running communication-intensive applications.

     WANs present an additional bottleneck constraining greater deployment of enterprise-wide networks. The underlying WAN architecture is optimized for low speed, constant bit-rate voice communications. It does not scale well to accommodate high-speed, burst-oriented data communications typical of a LAN. To address this problem, telecommunications carriers have deployed fiber optic transmission facilities in their networks over the past decade and are beginning to, or have announced their intention to, test and deploy ATM switches as the platform of choice for offering new, value-added services to their customers.

     The need for more bandwidth in both the LAN and WAN environments to support current data processing and networking applications is a key factor driving demand for ATM products. Increasing numbers of applications combining voice, video and data will demand even more bandwidth than current applications.

     ATM Segments. Although currently in the early stages of development, ATM is expected to become a leading transmission switch technology for communications networks. In April 1994, the Gartner Group, an independent market research and consulting firm, projected the market for all ATM products to grow from approximately $275 million in 1993 to approximately $3.1 billion in 1997, representing a compounded annual growth rate of over 80%. Within the broader ATM market, the Company has identified the four distinct segments described below and has chosen to pursue the enterprise and edge switch segments.

          Workgroup Hub. ATM workgroup hubs are devices used to connect high speed workstations and servers to form a high performance, local computing environment. The Company expects switched Ethernet and virtual LAN architectures to be the dominant approaches to creating this local computing environment and anticipates a gradual migration to ATM desktop connectivity. GDC intends to address this market segment through partnerships or potential acquisitions in order to provide a timely entrance into this market.

          Enterprise Switch. Enterprise switches are used to interconnect a broad range of customer premise equipment, including LAN hubs, routers, multiplexers, PBXs and video codecs, across a campus or a more geographically dispersed area to create high-speed backbone networks linking major corporate locations. Key market requirements include a fault tolerant architecture and the ability to support a broad range of interfaces and adaptation capabilities for new, as well as legacy, technologies.

          Edge Switch. The telecommunications carrier edge switch is typically located in the central office of a Local Exchange Carrier, an Interexchange Carrier, a Competitive Access Provider or a Cable TV Operator. Switches are used as platforms to provide services to a number of end user locations. Common carriers also utilize these switches in the basements of buildings to offer new services to multiple customers. As with the enterprise switch market, fault tolerance and the ability to support a broad range of interfaces and adaptation capabilities are key requirements because carriers need maximum flexibility. In addition, the unique packaging and environmental requirements of telecommunications carriers must be met.

          Central Office Switch. At large central offices, all traffic in the network hierarchy has been converted into ATM cells and the required switches must provide up to hundreds of gigabits of throughput. GDC does not intend to address this market directly as the Company views the development costs of these switches to be high and believes this market is currently served by established central office switching providers. Rather, the Company intends to develop strategic partnerships with participants in this market as a vehicle for enhancing its position in the edge and enterprise switch markets.

     GDC's Target ATM Segments. The enterprise and edge switch markets, which the Company is pursuing, address the points in a network where LAN, voice, video and other data applications converge with WANs and the greatest bandwidth bottlenecks exist. The Company also believes that, at present, these two segments are not adequately served by any established vendors.

PRODUCTS

     In fiscal 1994, sales and leases of products represented approximately 84% of revenues while service revenues represented about 16% of revenues. GDC's line of products includes:

     Multiplexers/Internetworking Products. GDC's multiplexer and internetworking products family includes systems for both branch office and corporate backbone locations which integrate voice, traditional data, video and LAN traffic over narrowband (56/64 Kbps) or wideband (fractional T1/E1 and T1/E1) digital services. By consolidating multiple forms of traffic over a single transmission line, these products dramatically decrease an end user's network costs. The Company's products integrate both time division multiplexing and packet switching (LAN routing and frame relay switching), thereby providing a flexible networking platform.

     For the corporate backbone locations, the Company offers the TMS 3000 which supports a wide range of voice, facsimile, LAN, traditional data and video applications. In April 1993, GDC introduced the Office Communications Manager ("OCM"), a cost-effective networking solution for the branch office location. The Company believes the OCM is the only branch office product which offers the integration of voice, LAN routing, frame relay and traditional data at speeds ranging from 56/64 Kbps to T1/E1.

     In corporate backbone environments requiring broadband speeds and services, the Company's APEX ATM switches can be used. The TMS 3000 and OCM can feed into the APEX switch enabling the Company to offer an integrated networking solution that scales from small remote or branch locations into regional wideband backbones and ultimately into ATM-based broadband backbones.


 [Diagram on this page, titled "INTEGRATED NETWORKING SOLUTION", illustrates certain integrated products offered by GDC.]


     Digital Data Sets. Digital data sets are used to convert and interpret signals from computers and communications equipment into a form that is acceptable for transmission over telecommunications facilities. The Company offers a broad set of narrowband digital data sets that run at various speeds up to 64 Kbps and wideband digital data sets operating at fractional T1 and T1 speeds. GDC recently introduced broadband data sets running at T3 rates. GDC supplies its digital data sets to the major North American telephone companies and various end users. GDC continues to enhance its digital transmission product line by combining higher transmission speeds with value-added capabilities including data compression, concentration, protocol adaptation/conversion and network management. This enables the Company to offer differentiated, and, in some cases, unique transmission solutions and sustain better than average gross margins.

     The Company is leveraging its digital transmission expertise by pursuing international markets. In China and in developing countries in Latin America and the Pacific Rim, there is insufficient copper wire installed to support the growing demand for communications services. The Company believes it is responding to these needs by offering new products utilizing transmission technologies like 2B1Q (Two Binary One Quarternary) and HDSL (High Speed Digital Subscriber Line). These products offer much higher transmission speeds while using half of the copper wire pairs normally needed to provision private line services.

     Analog Modems. Analog modems convert digital computer signals to a format that can be transmitted over telephone lines. As described above, the market for these modems has been shrinking as telephone networks move from an analog to a digital format. The Company offers a broad range of private line and dial-up analog modems operating at all standard speeds up to 19.2 Kbps.

     GDC recently developed a new modem family, known as the V.F 28.8 family, offering transmission speeds twice as fast as modems conforming to any pre-V.34 standards and throughputs of up to 115 Kbs over basic analog dial-up facilities or two-wire analog private line circuits. The V.F 28.8 products enable faster transmission speeds on a single pair of wires versus traditional analog provisioning requiring two pairs. The Company is seeking to expand sales of its V.F 28.8 products through direct and indirect selling activities throughout the world and through licensing arrangements. GDC began shipping V.F 28.8 units in the first quarter of fiscal 1994 and expects sales of these products to partially offset expected declines in its traditional analog products, although at the present time sales of the V.F 28.8 modems are not a significant part of the Company's aggregate product sales.

     ATM Switches and Network Management Systems. The Company currently offers a family of ATM switches and access products for both public and private networks under the GDC APEXTM name. The APEX product line consists of the APEX-DV2, the APEX-NPX and the APEX-MAC.

         SWITCH                 SPECIFICATIONS                    TARGETED SEGMENT
    ----------------    -------------------------------    -------------------------------
    APEX-DV2            Provides up to 6.4 Gbps of         Enterprise switch for corporate
                        capacity and support for up to     and government users.
                        64 ports within a single shelf,
                        utilizing AC power supplies.
    APEX-NPX            Provides up to 6.4 Gbps of         Edge switch for common
                        capacity and support for up to     carriers, including telephone
                        64 ports within a single shelf,    and cable television companies.
                        utilizing DC power supplies.
    APEX-MAC            Provides up to 1.4 Gbps of         Lower capacity enterprise
                        capacity and support for 14 to     switch for corporate and
                        28 ports within a single shelf.    government users and common
                                                           carriers.

     GDC's APEX-NMS 3000 Network Management System supports the Company's APEX-ATM switches. The network management platform offers a powerful UNIX-based, object-oriented system employing a graphical user interface for ATM network management via the industry-standard Simple Network Management Protocol. The APEX-NMS 3000 enables a network manager to configure APEX switches and monitor the ATM switch network, the capacity and utilization of each ATM node and the status of each other component of the network.

     Several major carriers have announced that they propose to use GDC-APEX ATM switches as their platform for new data communications services. A number of corporate customers also have purchased APEX switches. The Company believes its family of APEX switches have the following competitive features:

     - Scalability, allowing a customer to construct a multitiered switch network that scales in price and performance.

     - Flexibility, providing the customer with comprehensive interfaces and adaptation capabilities.

     - Traffic management architecture, providing networks with traffic policing, traffic prioritization and buffer management capabilities.

     - Switched virtual circuits, dynamically establishing connections on an end-to-end basis.

ACQUISITION STRATEGY

     As part of its business strategy, the Company actively reviews acquisition opportunities, including those which may complement its product lines, provide access to emerging technologies or enhance market penetration. In November 1993, the Company acquired Netcomm for $5.5 million in cash and $1.8 million in Common Stock. Future acquisitions could be for stock or cash or a combination thereof and could be substantially larger than past acquisitions. The Company at this time has no understandings or commitments to make any acquisitions and there can be no assurances that any acquisitions will be made.

MARKETING, SALES AND CUSTOMERS

     The Company's products and networks are marketed throughout the world. GDC's sales and marketing organization, which, at September 30, 1994, consisted of approximately 471 employees, is organized on a worldwide basis to address three market segments: (1) corporate and government end users; (2) common carriers; and (3) indirect sales through value-added resellers and distributors. In the United States, the Company sells, leases and services its equipment primarily through its own sales and service groups, which include separate geographic sales and technical support organizations for corporate and government end users and common carrier markets.

     Internationally, GDC maintains full subsidiary operations in Canada (sales and service), the United Kingdom (sales and service), Mexico (sales and service), France (sales and service), Australia (sales), Singapore (sales) and Russia (sales), and sales and technical support offices in Japan, Hong Kong, Germany, China, Brazil and Spain. These sales offices manage a worldwide distribution network with representatives in more than 48 countries. International operations represented 37% of the Company's revenues in fiscal 1994. GDC's foreign operations are subject to all the various risks inherent in operating outside the U.S.

     Selected users of the Company's products include:

TELECOMMUNICATIONS
Alascom
Ameritech
AT&T
Bell Atlantic
Bell Canada
BellSouth
British Telecom
CPT (Peru)
GTE
Guangdong PTA (China)
Impsat (Argentina, Columbia)
MCI
MFS Datanet

NYNEX
Pacific Bell
SNET
Southwestern Bell
Sprint
Telecom Finland
Telefonos de Mexico
US West
WilTel

COMMERCIAL
American Airlines
EDS
Harris
Hitachi
Lockheed
Loral
TRW

GOVERNMENT
British Ministry of Defence
French Ministry of State
Los Angeles, City and County
NASA
New York City Transit Authority
U.S. State Department
Various state governments,
  including California, Florida,
  Michigan, Ohio and Texas

FINANCIAL SERVICES
Boatmen's Bancshares
Cecoban (Mexico)
Citicorp
Flserv
Hongkong & Shanghai Bank
Key Services
Quotron Systems
Shawmut Bank
Telerate Systems
Wheat First Butcher & Singer
  Securities

CUSTOMER SERVICE AND SUPPORT

     GDC provides comprehensive technical support crucial for its telecommunications carrier, corporate and government customers that run mission-critical applications over their networks. Each of the Company's sales subsidiaries directly provides its own support capabilities, augmented by third party service providers when necessary. Authorized distributors provide their own support services and participate in service certification programs administered by DataComm Service Corporation, a U.S. subsidiary of GDC.

     The Company's service and support programs include product repair, logistics support, installation, maintenance, educational services and on-line network management services. Services are supported by field service engineers, technical support staff and Technical Operations and Assistance Centers ("TOAC") located in the U.S. and the United Kingdom. TOACs are staffed 24 hours a day, 365 days a year. The Company offers various value added services, including First ResponseTM, an outsourcing service by which TOAC Technicians monitor and manage customer networks on a remote basis. Customers of GDC's service and support programs include Bell South Mobility, New York City Transit Authority, the State of Michigan and Volvo. At September 30, 1994, GDC had 307 people engaged in services and support activities.

RESEARCH AND PRODUCT DEVELOPMENT

     In order to develop and implement new technologies in the data, voice and video communications industry and to broaden the applications for its products, GDC has significant ongoing engineering programs for product improvement and new product development. At September 30, 1994, 331 people were engaged in research and development activities. The Company conducts research and development activities in three locations. Development for all transmission products, multiplexer and internetworking products, enhancements to the APEX-ATM switch products and continuation engineering activities occur in the Technology Research Center in Middlebury, Connecticut. The Multimedia Research Center in Montreal, Quebec focuses on ATM-based applications and solutions, and the Advanced Research Centre in Basildon, England focuses on next generation ATM hardware and software.

MANUFACTURING

     GDC's principal assembly plant is a Company-owned, 360,000 square foot facility located in Naugatuck, Connecticut, of which approximately 200,000 square feet are currently being utilized. The Company also outsources the manufacturing and assembly of certain subassemblies, generally high volume items. Outsourced products represented approximately 15% of the manufacturing assembly during the 1994 fiscal year.

     GDC's Connecticut facilities recently received ISO 9001 certification. ISO 9001 is a comprehensive model for quality assurance in design/development, production, installation and servicing. It was developed by a technical committee comprised of representatives from over 90 countries under the direction of the Geneva-based International Organization for Standardizations. GDC's United Kingdom facilities recently received BS 5750 certification. Awarded by the British Standards Institute, BS 5750 also is a comprehensive quality assurance model.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The holders of shares of Common Stock of GDC are entitled to one vote per share on all matters submitted to stockholders. They are also entitled to vote separately as a class (as are the holders of shares of the Class B Stock described below) on all matters requiring an amendment to the Company's Restated Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law. Holders of the Common Stock do not have preemptive rights or cumulative voting rights.

     Dividends on the Common Stock will be paid if, and when, declared. The Common Stock is entitled to cash dividends which are 11.11% higher per share than the cash dividends which may be paid on the Class B Stock, but otherwise the Common Stock and the Class B Stock rank equally as to dividends. The Company has never paid cash dividends and dividends are not permitted by the Company's revolving credit and term loan agreement. Stock dividends on and stock splits of Common Stock will only be payable or made in shares of Common Stock.

     The Common Stock is entitled upon liquidation to receive the entire net assets of the Company remaining after payment of all debts and other claims of creditors and after the holders of each series of Preferred Stock, if any, have been paid the preferred liquidating distribution on their shares, if any, as fixed by the Board of Directors of GDC. The Common Stock is not convertible into shares of any other equity security of the Company.

     The Common Stock is freely transferable.

CLASS B STOCK

     The holders of shares of Class B Stock of GDC are entitled to one vote per share on all matters submitted to stockholders, except that they are entitled to ten votes per share in the election of directors under certain circumstances. They are also entitled to vote separately as a class (as are the holders of shares of Common Stock) on all matters requiring an amendment to the Company's Restated Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law. Holders of the Class B Stock do not have preemptive rights or cumulative voting rights.

     Dividends on the Class B Stock will be paid only as and when dividends on the Common Stock are declared and paid. The Common Stock is entitled to cash dividends which are 11.11% higher per share than the cash dividends which may be paid on the Class B Stock, but otherwise the Common Stock and the Class B Stock rank equally as to dividends. Stock dividends on and stock splits of Class B Stock will only be payable or made in shares of Class B Stock.

     In the event of liquidation or insolvency, each share of Class B Stock will be entitled, through conversion into Common Stock, to share ratably with the Common Stock in the assets remaining after payment of all debts and other claims of creditors, subject to the rights of any Preferred Stock which may be issued in the future.

     Holders of Class B Stock may elect at any time to convert any of or all such shares to shares of the Common Stock on a share-for-share basis. In the event that the number of outstanding shares of Class B Stock falls below 5% of the aggregate number of issued and outstanding shares of Common Stock and Class B Stock, or the Board of Directors and holders of a majority of the outstanding shares of Class B Stock approve the conversion of all the Class B Stock into Common Stock, then the shares of the Class B Stock will automatically be converted into shares of Common Stock. In the event of such conversion, certificates formerly representing outstanding shares of Class B Stock will thereafter be deemed to represent a like number of shares of Common Stock.

     The Class B Stock is not transferable except to certain family members and related entities of the holder thereof.

SPECIAL VOTING REQUIREMENTS

     The Company's Restated Certificate of Incorporation contains a provision requiring a two-thirds vote on any merger, consolidation or sale of all or substantially all the Company's assets. It also contains a "fair price" provision requiring all stockholders to receive equal treatment in the event of a takeover which may be coercive. This "fair price" provision may not be amended except by a four-fifths vote of the stockholders and may be considered to have the effect of discouraging tender offers, takeover attempts, acquisitions or business combinations involving the Company. That provision also requires that business combinations involving the Company and certain "Acquiring Persons" (defined to include any person or entity which directly or indirectly owns or controls at least 5% of the voting stock of the Company) be approved by the holders of four-fifths of the Company's outstanding shares entitled to vote (other than shares held by an Acquiring Person with which or by or on whose behalf a business combination is proposed) unless such business combination either:

          (1) has been authorized by the Board of Directors of GDC prior to the time that the Acquiring Person involved in such business combination became an Acquiring Person; or

          (2) will result in the receipt by the other stockholders of the Company of a specified minimum amount and form of payment for their shares.

PREFERRED STOCK

     Preferred Stock may be issued in one or more series from time to time by action of the Board of Directors of GDC. The shares of any series of Preferred Stock may be convertible into Common Stock, may have priority over the Common Stock and Class B Stock in the payment of dividends and as to the distribution of assets in the event of liquidation, dissolution or winding up of the Company and may have preferential or other voting rights, in each case, to the extent, if any, determined by the Board of Directors of the Company at the time it creates the series of Preferred Stock. There currently are no shares of Preferred Stock outstanding.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each of the Underwriters, for whom Salomon Brothers Inc and SoundView Financial Group, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below:

                                                                            NUMBER
                                  UNDERWRITERS                             OF SHARES
                                  ------------                             ---------
        Salomon Brothers Inc.............................................
        SoundView Financial Group, Inc. .................................
                                                                           ---------
             Total.......................................................  1,800,000
                                                                           =========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the 1,800,000 shares of Common Stock offered hereby (other than the shares of Common Stock covered by the over-allotment option described below) if any such shares of Common Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Company has been advised by the Representatives that the several Underwriters propose initially to offer such shares of Common Stock at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $          per share to other dealers.
After the initial offering, the public offering price and such concessions may be changed.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 270,000 additional shares at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company has agreed not to offer, sell or contract to sell, or otherwise dispose of, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock, except the shares of Common Stock offered hereby, for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives; provided, however, that the Company may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date of this Prospectus and the Company may issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this Prospectus. Furthermore, certain directors and executive officers (including the chairman and chief executive officer, president and chief operating officer and vice president - finance and chief financial officer) of the Company have agreed that they will not offer, sell or contract to sell, or otherwise dispose of, or announce the offering of, any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives (other than shares disposed of as bona fide gifts).

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     Salomon Brothers Inc was the financial advisor to the Company in connection with the Company's November 1993 acquisition of Netcomm and was the private placement agent for the Company in connection with the Company's sale of 1,250,000 shares of Common Stock on May 27, 1994.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Weisman, Celler, Spett & Modlin, New York, New York. Certain legal matters in connection with the offering contemplated hereby will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York. As of September 30, 1994, members of the firm of Weisman, Celler, Spett & Modlin beneficially owned 6,750 shares of the Class B Stock of the Company. Howard S. Modlin, a member of such firm, is Secretary and a director of the Company.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of the Company at September 30, 1993 and 1992 and for the three years ended September 30, 1993, 1992 and 1991, incorporated by reference in this Prospectus, have been incorporated herein by reference in reliance upon the audit report of Coopers & Lybrand, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents
  by Reference........................    3
Prospectus Summary....................    4
Investment Considerations.............    6
Use of Proceeds.......................    9
Price Range of Common Stock and
  Dividend Policy.....................    9
Capitalization........................   10
Selected Consolidated
  Financial Data......................   11
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................   12
Business..............................   16
Description of Capital Stock..........   23
Underwriting..........................   25
Legal Matters.........................   26
Experts...............................   26

1,800,000 SHARES

GENERAL

DATACOMM
INDUSTRIES, INC.

COMMON STOCK

($.10 PAR VALUE)

[LOGO]
SALOMON BROTHERS INC
SOUNDVIEW FINANCIAL
GROUP, INC.
PROSPECTUS

DATED             , 1994

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions) payable by the registrant in connection with the issuance and distribution of the shares registered hereby. Other than the SEC registration fee and the NASD filing fee, such expenses are estimates.

          SEC registration fee........................................  $21,503.02
          NASD filing fee.............................................    6,735.88
          Printing costs (excluding stock certificates)...............           *
          Accounting fees and expenses................................           *
          Blue Sky fees and expenses..................................           *
          Legal fees and expenses.....................................           *
          Miscellaneous expenses......................................           *
                                                                        ----------
                    Total.............................................  $        *
                                                                        ==========

- ---------------
* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Article Tenth of the registrant's Restated Certificate of Incorporation filed as Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1988, which is incorporated by reference herein, for information concerning indemnification of directors and officers. Section 145 of the General Corporation Law of Delaware permits or requires indemnification of officers and directors in the event that certain statutory standards of conduct are met. However, reference is made to Item 17 with respect to indemnification for liabilities arising under the Securities Act of 1933.

     Under an insurance policy with The Chubb Group of Companies, the directors and certain officers of the undersigned registrant and its subsidiaries are indemnified against certain losses arising from certain claims which may be made against such persons, by reason of their being such directors or officers.

ITEM 16. EXHIBITS

1.     Form of Underwriting Agreement.
3.1    Restated Certificate of Incorporation of the Company (incorporated by reference from
       Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 1988; amendments thereto are filed as Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 1990).
3.2    Amended and Restated By-laws of the Company (incorporated by reference from Exhibit
       3.2 to Form 10-K for the year ended September 30, 1987).
4.     Specimen Common Stock Certificate.
5.     Opinion of Weisman, Celler, Spett & Modlin.
23.1   Consent of Coopers & Lybrand.
23.2   Consent of Weisman, Celler, Spett & Modlin (contained in Exhibit 5).
24.    Powers of Attorney.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     For purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of October, 1994.

                                          GENERAL DATACOMM INDUSTRIES, INC.,

                                          By                  *
                                          --------------------------------------
                                                    Charles P. Johnson
                                                  Chairman of the Board

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                TITLE                     DATE
                ---------                                -----                     ----
                    *                         Chairman of the Board and      October 28, 1994
- ------------------------------------------    Chief Executive Officer
            Charles P. Johnson                (Principal Executive
                                              Officer)

    /s/  WILLIAM S.  LAWRENCE                 Vice President-Finance and     October 28, 1994
- ------------------------------------------    (Principal Financial
           William S. Lawrence                Officer)

                    *                         Corporate Controller           October 28, 1994
- ------------------------------------------    (Principal Accounting
             William G. Henry                 Officer)

   /s/  HOWARD S.  MODLIN                     Director                       October 28, 1994
- ------------------------------------------
         Howard S. Modlin

                    *                         Director                       October 28, 1994
- ------------------------------------------
           Frederick R. Cronin

                    *                         Director                       October 28, 1994
- ------------------------------------------
             Lee M. Paschall

                    *                         Director                       October 28, 1994
- ------------------------------------------
              John L. Segall

- ---------------
* The undersigned by signing his name hereto does sign and execute this registration statement pursuant to the Power of Attorney executed by the above-named officers and directors of the registrant and filed with the Securities and Exchange Commission on behalf of such officers and directors.

      /s/  WILLIAM S. LAWRENCE
- -----------------------------------
        WILLIAM S. LAWRENCE

                       GENERAL DATACOMM INDUSTRIES, INC.

                                 EXHIBIT INDEX

     Certain of the exhibits to this registration statement are hereby incorporated by reference, as specified below, to other documents filed with the Commission. Exhibit designations below correspond to the numbers assigned to exhibit classifications in Regulation S-K.

EXHIBIT                                                                               SEQUENTIAL
  NO.                                    DESCRIPTIONS                                 PAGE NOS.
- -------                                  ------------                                 ----------
   1      Form of Underwriting Agreement. ..........................................
   3.1    Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 to Form 10-Q for the quarter ended June 30,
          1988; amendments thereto are filed as Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 1990). ...........................................
   3.2    Amended and Restated By-laws of the Company (incorporated by reference from Exhibit 3.2 to Form 10-K for the year ended September 30, 1987). ....
   4      Specimen Common Stock Certificate. .......................................
   5      Opinion of Weisman, Celler, Spett & Modlin. ..............................
  23.1    Consent of Coopers & Lybrand. ............................................
  23.2    Consent of Weisman, Celler, Spett & Modlin (contained in Exhibit 5). .....
  24      Powers of Attorney. ......................................................

                                       E-1